JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

May 27, 2014

Stephanie Hui

Christina Fettig

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust I (“Trust”) N-14; File Nos. 333-194631

Dear Mses. Hui and Fettig:

This letter is in response to the comments you provided to the Trust on April 4, 2014 with respect to the Trust’s Registration Statement on Form N-14 (the “N-14”). Our responses to your comments are set forth below. We will incorporate the changes referenced in our responses below into the N-14 in a filing that shall become effective in accordance with Section 8(a) of the Securities Act or on such date as the Securities and Exchange Commission (“SEC”), acting pursuant to Section 8(a), may determine.

1)	Comment: Please update the N-14 to include February 28, 2014 audited financial information.

Response: The N-14 will be updated to include February 28, 2014 audited financial information.

2)	Comment: Please update the Auditor’s Consent to include the name, city and state of the accounting firm.

Response: The Auditor’s Consent will be updated to include the name, city and state of the accounting firm providing the auditor’s consent.

3)	Comment: Please update the series and class information in the EDGAR submission header to include the classes of the acquiring fund.

Response: The EDGAR submission header in the N-14 will be updated in the next filing to include the classes of the acquiring fund.

4)	Comment: The President’s letter states that the proposed reorganizations were approved by the Board of Trustees of the Funds, were the reorganizations approved by a majority of the independent trustees? If so, please state such in the N-14.

Response: Each proposed Reorganization was approved unanimously, which includes the approval of all independent trustees. The second sentence of the President’s letter will be revised as follows:

At a meeting held on February 12, 2014, the Board of Trustees (the “Board”) of Your Fund, including the independent members of the Board, unanimously approved a proposed reorganization pursuant to which Your Fund would combine with another fund, the Acquiring Fund.

5)	Comment: In the President’s letter, please introduce the concept that the multiple mergers being presented in the N-14 are not contingent upon the consummation of each other in the President’s letter to shareholders.

Response: The sixth paragraph of the President’s letter to shareholders will be revised as follows:

If Your Fund’s Reorganization is not approved by shareholders of your Fund, then Your Fund will not be reorganized into the Acquiring Fund and Your Fund’s Board will consider what, if any, additional steps to take, which may include the continued operation of Your Fund or the potential liquidation of Your Fund. The Reorganization of Your Fund is not contingent on the approval of the Reorganization of any other Acquired Fund. Therefore, the Reorganization of Your Fund does not depend on whether those other Reorganizations are approved.

6)	Comment: The President’s letter states that if a Fund’s reorganization is not approved by shareholders the Fund’s Board will consider what, if any, additional steps to take, please elaborate on what “additional steps” means.

Response: The requested change will be made, as reflected in the revised language for the sixth paragraph of the President’s letter provided in the preceding response.

7)	Comment: The second sentence in the first paragraph on page iii states, “The Acquired Funds have similar investment objectives and investment strategies, compared to the Acquiring Fund except that income and dividends from the Acquiring Fund are not designed to be exempt from any particular state’s personal income tax.” As the “Acquired Funds” are state specific municipal bond funds and the Acquiring Fund is not a state specific municipal bond fund, in the staff’s view it is not appropriate to state that the investment strategies and objectives of the Acquired Funds and the Acquiring Fund are similar. Please clarify the differences between the investment objectives of the Acquired Funds and the Acquiring Funds.

Response: In addition to this sentence on page iii, similar disclosure appears in the third sentence of the last full paragraph on page 33. We believe the disclosure is accurate as drafted because, as reflected in the language above, it prominently disclosed the key difference. In response to your comment, however, the following changes will be made.

On page iii, which was intended to provide only a brief summary, the sentence will be deleted and the next following sentence will be replaced with the following:

Information about the investment objectives and strategies of the Acquired Funds and Acquired Fund, including differences, is provided under “COMPARISON OF INVESTMENT OBJECTIVES, STRATEGIES AND PRINCIPAL RISKS OF INVESTING IN THE FUNDS” in this Proxy Statement/Prospectus.”

On page 33, the third sentence in the last full paragraph will be replaced with the following sentences:

In addition, as reflected in the “Comparison of Investment Objectives and Principal Investment Strategies” section of this Proxy Statement/Prospectus, each Board noted that each of the Acquired Funds and the Acquiring Fund has a fundamental policy to invest at least 80% of its assets in municipal securities. However, each Acquired Fund’s fundamental policy requires investment in municipal securities exempt from both federal and its relevant state’s personal income tax, while the Acquiring Fund’s fundamental policy requires investment in municipal securities whose obligations are excluded from gross income for federal income tax purposes and not subject to the federal alternative income tax on individuals. In addition, there is a difference between each Acquired Fund’s investment objective and the Acquiring Fund’s investment objective. Each Acquired Fund seeks current income exempt from federal income tax and its relevant state’s personal income tax, consistent with the preservation of principal. The Acquiring Fund seeks to provide monthly dividends, which are excluded from gross income, and to protect the value of your investment by investing primarily in municipal obligations. For purposes of the Acquiring Fund’s investment strategies and objective, “gross income” means gross income for federal tax purposes. Income and dividends from the Acquiring Fund are not designed to be exempt from any particular state’s personal income tax.

8)	Comment: With multiple acquired funds merging into a single acquiring fund it is a rule of thumb to disclose pro forma combined expense table information representing the most expensive merger combination, the least expensive merger combination and the most likely merger combination. Please revise the expense tables on pages 9-13 to show this range of pro forma expense information.

Response: This range of pro forma expense information is currently disclosed. On a class by class basis, the post-Reorganization gross expense ratio is expected to be the same under each possible combination (Arizona & Michigan, Arizona & Ohio, Michigan & Ohio, All Three). In addition, on a class by class basis, given the existence of the expense limitation agreement for the Acquiring Fund, the post-Reorganization net expense ratios under each possible combination would be the same. A footnote will be added to the pro forma combined fee tables stating: “On a class by class basis, the post-Reorganization gross and net expense ratios of the Acquiring Fund are expected to be the same under each possible merger combination.”

9)	Comment: In the answer on page 3 to the question, “Will I have to pay any sales load, commission, redemption fee, or other transactional fee in connection with the Reorganization?”, please disclose an estimate of the total cost of the Reorganization and how the cost of Reorganization will be allocated to each Fund.

Response: The third sentence in the answer will be replaced with the following:

JPMIM, JPMFM and/or JPMDS will waive fees or reimburse the Funds for the costs and expenses of the Reorganizations, as needed, in an amount sufficient to offset the costs incurred by the Funds relating to the Reorganizations (estimated to be approximately $219,000), including any costs associated with the solicitation of proxies, but excluding brokerage fees and brokerage expenses related to the disposition and acquisition of Fund assets associated with each Reorganization, which will be borne by the Funds and in turn will be borne by the shareholders.

10)	Comment: The answer to this question also states that JPMIM, JPMFM and/or JPMDS will waive their fees and/or reimburse expenses of the Funds, as needed, in an amount sufficient to offset costs incurred by each Fund relating to the Reorganization. Is it because of the expense limitations that the cost of the reorganizations will be covered by JPMIM, JPMFM and/or JPMDS or will JPMIM, JPMFM and/or JPMDS pay the costs of the reorganizations? If because of the expense limitations, will a Fund bear a portion of the reorganization expenses, if the Fund’s expenses are currently below the expense limitations?

Response: This reimbursement, which applies to certain Reorganization expenses as reflected in the prior response, is separate from the Funds’ existing expense limitations. Therefore, even if an Acquired Fund’s expenses are below the expense limitations, the Acquired Fund will not bear a portion of the reorganization expenses, except with respect to brokerage fees and brokerage expenses.

11)	Comment: The answer to this question also states, “It is not anticipated that there will be material repositioning of either the Acquired Funds’ or the Acquiring Fund’s portfolios as a result of the Reorganizations.” Please quantify the meaning of “material repositioning” (e.g. less than 5% of the target funds securities will be sold).

Response: This sentence occurs in response to this question, as noted, and on page 34. Both occurrences of the sentence will be replaced with the following two sentences:

Because most of the holdings of the Acquired Funds are permitted investments for the Acquiring Fund, it is not anticipated that there will be material repositioning of the Funds in connection with the proposed Reorganizations. Any repositioning of a Fund in connection with a Reorganization is anticipated to represent less than 5% of the value of its assets.

12)

Comment: The Acquired Funds are state specific municipal bond funds, the Acquiring Fund is not a state specific municipal bond fund, when the assets of the Acquired Funds and the Acquiring Fund are merged together will the Acquiring Fund be caused to violate any investment guidelines?

Response: No. Each Fund has a fundamental policy to invest at least 80% of its assets in municipal securities. Although each Acquired Fund’s fundamental policy requires investment in municipal securities exempt from its relevant state’s personal income tax in addition to federal income tax, and the Acquiring Fund’s fundamental policy does not require it to invest in securities exempt from any particular state’s personal income tax, it is anticipated that any security eligible under the Acquired Funds’ fundamental policy would be eligible under the Acquiring Fund’s fundamental policy. Therefore, it is not anticipated that the reorganizations will violate any of the Acquiring Fund’s investment guidelines.

13)	Comment: In the carryover sentence at the top of page 3, which discusses the costs associated with the Reorganizations, please add the following to the end of that sentence: “and in turn will be borne by the shareholders”.

Response: The requested change will be made, as reflected in the response to comment 9 above.

14)	Comment: In the answer to the question, “What happens if the Reorganization Agreement is not approved?” on page 3, please clarify that even if the merger is not approved for one fund, the merger can still take place for the other acquired funds if approved by the shareholders of the respective funds. Please also clarify what “additional steps” may be taken if the Reorganization Agreement is not approved by shareholders.

Response: The answer will be revised to read as follows:

A. If the Reorganization Agreement for any individual Acquired Fund is not approved by shareholders of such Acquired Fund, then that individual Acquired Fund will not be reorganized into the Acquiring Fund and the Board of the Fund will consider what, if any, additional steps to take, which may include the continued operation of the Acquired Fund or the potential liquidation of the Acquired Fund. Also, the Reorganization of each Acquired Fund is not contingent on the approval of any other Reorganization of any other Acquired Fund. Therefore, the Reorganization of one Acquired Fund does not depend on whether the Reorganizations for the other Acquired Funds are approved.

15)	Comment: The Summary section on page 4 states, “The Reorganizations are scheduled to be effective after the close of business on June 13, 2014, or on another date as the parties may agree (“Closing Date”). Please revise the sentence to include the following: “. . .on another date after June 13, 2014 . . .”.

Response: The requested change will be made, and the date will be updated to reflect the new estimated closing date.

16)	Comment: In the “Comparison of Investment Objectives and Main Investment Strategies” section on pages 6-7, the first sentence of the second paragraph for each Acquired Fund states, “The main investment strategies of the Funds are similar, except that because of differences in the municipal securities in which the Funds invest ….” In the staff’s view, it is not appropriate to state that the investment strategies are similar. Please highlight the differences between the Funds’ investment strategies.

Response: The statement in question will be revised for each comparison as follows:

JPMorgan Arizona Municipal Bond Fund – JPMorgan Intermediate Tax Free Bond Fund

Each Fund has a fundamental policy to invest at least 80% of its assets in municipal securities. However there is a difference in municipal securities in which the Funds invest. Because of the differences in the municipal securities in which the Funds invest, income and dividends from the Acquiring Fund will not be designed to be exempt from Arizona or any other particular state’s personal income tax.

JPMorgan Michigan Municipal Bond Fund – JPMorgan Intermediate Tax Free Bond Fund

Each Fund has a fundamental policy to invest at least 80% of its assets in municipal securities. However there is a difference in municipal securities in which the Funds invest. Because of the differences in the municipal securities in which the Funds invest, income and dividends from the Acquiring Fund will not be designed to be exempt from Michigan or any other particular state’s personal income tax.

JPMorgan Ohio Municipal Bond Fund – JPMorgan Intermediate Tax Free Bond Fund

Each fund has a fundamental policy to invest at least 80% of its assets in municipal securities. However there is a difference in municipal securities in which the Funds invest. Because of the differences in the municipal securities in which the Funds invest, income and dividends from the Acquiring Fund will not be designed to be exempt from Ohio or any other particular state’s personal income tax.

With respect to highlighting the differences between the Acquired Funds’ and the Acquiring Funds’ investment objectives, the last paragraph of each comparison discusses the differences in the investment strategies of the relevant Funds.

17)	Comment: Please include a footnote to the fee tables explaining that the fees shown do not include any reorganization expenses that will be allocated to the Funds.

Response: The following footnote will be added:

“Other Expenses” for each Acquired Fund do not include the one-time fees and expenses that will be borne by each Acquired Fund, if any, in connection with the consummation of the applicable Reorganization, including those fees and expenses borne by the Acquiring Fund after the Reorganization, if any, that relate to the Reorganization.

18)	Comment: In the introductory narrative to the Example, please add disclosure that the Example assumes the conversion of Class B Shares to Class A Shares after eight years.

Response: The following sentence will be added as the fourth sentence of the introductory narrative:

Since Class B Shares automatically convert to Class A Shares after eight (8) years, the amount in the “10 Years” example for Class B Shares represents a combination of Class A and Class B operating expenses.

19)	Comment: The tables in the Example beginning on page 14 show net expenses for one year for the Acquired Funds and two years for the Acquiring Fund but the third sentence in the introductory paragraph states that the tables reflect net expenses for shorter periods (i.e., “through June 30, 2014 for each Acquired Fund and June 30, 2015 for the Acquiring Fund). Please confirm that the contractual expense waiver/reimbursement for the Acquiring Fund will be in place for two years from the effective date of the N-14 or modify the expense calculations and introduction to reflect a shorter period. Assuming the contractual expense waiver/reimbursement for the Acquiring Fund will be in place for the two year period, as reflected the initial N-14 example calculations, please revise the introductory sentence accordingly.

Response: The contractual waiver/reimbursement for the Acquiring Fund is effective through June 30, 2015. The third sentence of the introductory paragraph will be revised as follows:

The Example also assumes that your investment has a 5% return each year and that the Funds’ operating expenses are equal to the “Total Annual Fund Operating Expenses After Fee Waivers and Reimbursements” shown in the fee table for one year for each Acquired Fund and two years for the Acquiring Fund, and that the operating expenses are equal to the “Total Annual Fund Operating Expenses” thereafter.

20)	Comment: In the “Comparison of Investment Objectives, Strategies and Principal Risks of Investing in the Funds” section beginning on page 17, the word “Assets” appears as a defined term in the first paragraph of the Main Investment Strategy discussion for the Acquired Funds. Please confirm that “Assets” should be a defined term.

Response: The Main Investment Strategy discussion referenced is reproduced from the relevant Funds’ prospectus. The term “Assets” appears as a defined term in each Fund’s prospectus, and is defined in the N-14.

21)	Comment: The last sentence on page 18 states, “The Funds have similar portfolio management teams.” Please explain how the Portfolio Management Teams are similar or remove the statement from the N-14.

Response: The sentence will be replaced with the following:

David Sivinski, the portfolio manager for the JPMorgan Ohio Municipal Bond Fund and a member of the portfolio management teams for each of the JPMorgan Arizona Municipal Bond Fund and the JPMorgan Michigan Municipal Bond Fund is also a member of the portfolio management team of the Acquiring Fund. Please see the portfolio manager biographies below for more information.

22)	Comment: Please clarify that the current portfolio management team for the JPMorgan Intermediate Tax Free Bond Fund disclosed in the N-14 will continue as the portfolio management team post-merger.

Response: The following sentence will be added following the last sentence of the discussion of the portfolio management team for the JPMorgan Intermediate Tax Free Bond Fund on page 19:

It is expected that Mr. Taormina and Mr. Sivinski will continue as the portfolio managers of the Fund after the proposed Reorganizations.

23)	Comment: Not all of the investment strategies discussed under the Investment Strategies section of Additional Information about the Acquiring Fund’s Investment Strategies and Risks seem to be principal investment strategies of the Fund.

Response: The investment strategies discussed in the referenced section are not anticipated to be main strategies of the Fund, but are discussed in this section because they may become more important to the Fund’s management in the future. The first two sentences in the section will be deleted and replaced with the following sentence: “The following identifies investment strategies that are not anticipated to be main strategies of the Fund but that may become more important to the Fund’s management in the future.”

24)	Comment: The N-14 states on page 33 that JPMIM, JPMFM and/or JPMDS will waive their fees and/or reimburse expenses of the Funds, as needed, in an amount sufficient to offset costs incurred by each Fund relating to the Reorganization. Is it because of the expense limitations that the cost of the reorganizations will be covered by JPMIM, JPMFM and/or JPMDS or will JPMIM, JPMFM and/or JPMDS pay the costs of the reorganizations? If because of the expense limitations, will a Fund bear a portion of the reorganization expenses, if the Fund’s expenses are currently below the expense limitations?

Response: Please see the response to comment 10.

25)	Comment: In the discussion of Federal Income Tax Consequences please disclose the dollar amount and expiration date of any Capital Loss Carry forwards available to the merging funds.

Response: As of February 28th, 2014, the fiscal year end of each of the Acquired Funds, there are no Capital Loss Carry Forwards available to the Acquired Funds. The following sentence will be added after the first sentence of the tenth paragraph on page 35:

However, as of February 28th, 2014, the fiscal year end of the Acquired Funds, there were no Capital Loss Carry Forwards available to any of the Acquired Funds.

26)	Comment: In the case of three funds merging into a single fund, to determine whether you need to include pro forma financial statements in the N-14, it is necessary to calculate the combined net asset value of all three target funds and then determine whether the combined total net asset value of the three funds is less than 10% of the net asset value of the acquiring fund. Please revise the disclosure to accurately reflect this process.

Response: The disclosure in Part B will be revised as follows:

As of June 1, 2014, the total combined net asset value of all three Acquired Funds represented less than 10 percent of the net asset value of the Acquiring Fund. Under applicable legal requirements, when the combined net asset value of all Acquired Funds in total does not exceed 10 percent of the Acquiring Fund’s net asset value, pro forma financial statements are not required to be prepared. Therefore, pro forma financial statements have not been prepared for the Reorganizations.

27)	Comment: Please determine as of a more recent date than March 1, 2014, whether the combined net asset value of the target funds is less than 10% of the net asset value of the acquiring fund.

Response: The determination of whether the combined net asset value of the Acquired Funds is less than 10% of the net asset value of the Acquiring Fund will be made as of June 1, 2014.

In connection with your review of the N-14 filed by the Trust on March 17, 2014, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 623-2425.

Sincerely,

/s/ Pamela L. Woodley

Pamela L. Woodley
Assistant Secretary

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